UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                               ASTA FUNDING, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   0462220109
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check  the  appropriate  box  to  designate  the  rule  pursuant  to which  this
Schedule  13G is filed:

                [ ] Rule  13d-1(b)
                [ ] Rule  13d-1(c)
                [X] Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 0462220109
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(1)   Names of  Reporting  Persons.  I.R.S. Identification Nos. of Above Persons
      (entities only):  Arthur Stern
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                             (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by    (5) Sole Voting Power:        671,741*
   Each Reporting Person
                                          (6) Shared Voting Power:          --
                                          (7) Sole Dispositive Power:   671,741*
                                          (8) Shared Dispositive Power:     --
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:  671,741*
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) X
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(11)    Percent of Class Represented by Amount in Row (9): 16.6%
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(12)     Type of Reporting Person (See Instructions):  IN
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*  Includes  107,271  shares  of  Asta  Funding,   Inc.  owned  by  Asta  Group,
Incorporated which represents Mr. Stern's proportionate equity interest in the shares owned by Asta Group, Incorporated. Includes 65,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2000. Excludes 50,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of December 31, 2000.
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

Item 1(a).  Name Of Issuer:  Asta Funding, Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices:  210 Sylvan Avenue,
Englewood Cliffs, New Jersey 07632
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Item 2(a).  Name of Person Filing:  Arthur Stern
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Item 2(b).  Address of Principal Business Office or, if None, Residence:  210
Sylvan Avenue, Englewood Cliffs, NJ 07632
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities: Common Stock
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Item 2(e).  CUSIP No.:  0462220109
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Item 3.  If This Statement Is Filed Pursuant toss.240.13d-1(b)or 240.13d-2(b) or
(c), check whether the Person Filing is a

        (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e) [ ] An Investment Adviser in accordance withss.240.13d-1(b)(1)(ii)
(E);

        (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

        (g) [ ] A Parent Holding Company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A   Church  Plan  that is  excluded  from the  definition  of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a)    Amount Beneficially Owned (as of December 31, 2000):

                671,741*

         (b)    Percent of Class (as of December 31, 2000):

                16.6%

         (c)    Number of Shares as to which such person has:

               (i) sole power to vote or to direct the vote   671,741*
                                                              --------
              (ii) shared power to vote or to direct the vote     --
                                                              ----------

            (iii) sole power to dispose or to direct the disposition of 671,741*
                                                                       ---------

            (iv)  shared power to dispose or to direct the disposition of   --
                                                                         -------

* Includes 107,271 shares of Asta Funding, Inc. owned by Asta Group, Incorporated which represents Mr. Stern's proportionate equity interest in the shares owned by Asta Group, Incorporated. Includes 65,500 shares of Common Stock issuable upon exercise of options exerciseable within 60 days of December 31, 2000. Excludes 50,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of December 31, 2000.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A


Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  February 12, 2001
                                 _________________
                                     (Date)

                                /s/Arthur Stern
                                _____________________
                                   (Signature)

                                 Arthur Stern
                                 Chairman of the Board
                                 _________________
                                  (Name/Title)


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)